January 12, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On December 3, 2009, Northern Lights Fund Trust (the “Registrant”), on behalf of the Oxford Global Total Return Fund, Sierra Core Retirement Fund and the SouthernSun Small Cap Fund (each a "Fund" and collectively the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 118 to its registration statement under the Securities Act of 1933 on Form N-1A.  On January 6, 2010 you provided oral and written comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS COMMENTS

1.

Comment.  With respect to the footnotes that accompany each Fund's table under the section entitled Fees and Expenses of the Fund, please remove from footnote number 2 the disclosure that begins, for example, "to ensure that Total Annual Fund Operating Expenses After Fee Waiver exclusive of any front-end…(through)…will not exceed 2.00% for Class A shares, 2.75 for Class C shares."  Also, delete the phrase "(within the three years after the fees…(through)…within the foregoing expense limits."

Response.  The requested deletions have been made for each of the Funds.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771